STIFEL INDEPENDENT ADVISORS, LLC
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

This Statement of Financial Condition was filed pursuant
to Rule 17a-5(e)(3) as a public document.

STIFEL INDEPENDENT ADVISORS, LLC
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2023



Ernst & Young LLP
1828 Walnut Street
Suite 04-100
Kansas City, MO, 64108

Tel: +1 816 480 5200
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Stifel Independent Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stifel Independent Advisors, LLC. (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

March 8, 2024

STIFEL INDEPENDENT ADVISORS, LLC
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2023

(in thousands)

Assets		
Cash	$	8,191
Commissions receivable from affiliated broker-dealer		764
Due from affiliated broker-dealer		630
Operating lease right-of-use assets, net		834
Prepaid expenses		357
Other assets		317
Total assets	$	11,093
Liabilities and member's capital		
Payable to independent contractors	$	3,042
Accrued compensation		960
Lease liabilities, net		929
Due to Parent		632
Other accrued liabilities		442
Total liabilities		6,005
Member's capital		5,088
Total liabilities and member's capital	$	11,093

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – Nature of Operations

Stifel Independent Advisors, LLC (the "Company") is an investment advisor and a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. The Company is a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). The Company introduces its customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. The Company is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Stock-Based Compensation

Associates of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. See Note 4 for additional information on stock-based compensation plans.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2023. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

Operating Leases

The company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. The Company recognizes, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2023, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in lease liabilities, net in the accompanying statement of financial condition. See Note 6 for additional information on operating leases.

NOTE 3 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2023, the Company had net capital of $3.8 million, which was $3.4 million in excess of the Company's minimum required net capital of $0.3 million.

NOTE 4 – Employee Incentive, Deferred Compensation and Retirement Plans

The Parent maintains an incentive stock plan and a wealth accumulation plan that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to the Company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. Debentures vest ratably on an annual basis and accumulate interest. The deferred awards generally vest ratably over a one- to ten-year vesting period, with continued employment after the date of grant. In addition, the Company's associates participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award. At December 31, 2023, there was $0.1 million of debenture and interest payable, which is included in accrued compensation in the accompanying statement of financial condition.

Employee Profit Sharing Plan

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. The Company may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 5 – Off-Balance Sheet Credit Risk

The Company's customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel. The agreement between the Company and Stifel stipulates that all losses resulting from its customers' inability to fulfill their contractual obligations are the Company's responsibility. The Company manages its risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2023, no amounts are accrued or due to Stifel for customer losses.

NOTE 6 – Commitments and Contingencies

Leases

The Company has an operating lease with a third party for office space with a remaining lease term of 2 years. In addition, the Company has an operating lease with an affiliate for office space with a remaining lease term of 4 years. At December 31, 2023, operating lease right-of-use assets were $0.8 million and lease liabilities were $0.9 million.

The table below summarizes other information related to the Company's operating lease as of and for the year ended December 31, 2023:

Weighted-average remaining lease term (years)	18.0
Weighted-average discount rate	4.90%

The weighted-average discount rate represents the Company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2023 *(in thousands)*:

2024	$	79
2025		80
2026		82
2027		83
2028		83
Thereafter		1,047
Total undiscounted lease payments		1,454
Imputed interest		(525)
Total operating lease liabilities	$	**929**

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2023, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition, depending, in part, upon additional developments affecting such matters. Legal accruals have been established for potential losses that are probable and reasonably estimable. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Related Party Transactions

The Company conducts its securities operations as a fully-disclosed introducing broker through Stifel. Under the arrangement, the Company has a Proprietary Accounts of Broker-Dealers agreement with Stifel. At December 31, 2023, commissions receivable from affiliated broker-dealer in the accompanying statement of financial condition consists of commissions receivable, net, and due from affiliated broker-dealer in the accompanying statement of financial condition consists of service fees where Stifel acts as a pass-through from third-party mutual funds and insurance companies.

The Parent offers transition pay, in the form of upfront loans, to the Company's independent contractors and key members of management as part of the Company's overall growth strategy. These loans are forgiven over a ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards.

At December 31, 2023, due to Parent in the accompanying statement of financial condition primarily consists of amounts due to the Parent for reimbursement of stock unit conversions and note amortization.

The Company rents office space from an affiliate at the corporate headquarters. See Note 6 for additional information on operating leases.

During the year ended December 31, 2023, the Company received capital contributions of $2.0 million from the Parent.

NOTE 8 - Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through March 8, 2024, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.